EXHIBIT 3.5

Section 26(b) of the Bylaws of URS Corporation
as Amended on February 26, 2010

(marked to show changes from the version of Section 26(b) in effect prior to the amendment)

Duties of the Lead Independent Director.  The Chairman of the Board of Directors, or if the Chairman is not an independent director, one of the independent directors~~, may~~ who has served as a director of the corporation for at least one year, shall be designated by the independent directors of the Board of Directors as the lead independent director to serve until replaced by the independent directors of the Board of Directors (“Lead Independent Director”).  The Lead Independent Director will~~, with the Chairman of the Board of Directors, establish~~ approve the agenda for regular Board meetings ~~and~~; serve as chairman of Board ~~of Directors~~ meetings in the absence of the Chairman ~~of the Board of Directors~~; establish and approve the agenda for meetings of the independent directors; approve Board meeting schedules to assure there is sufficient time for discussion of all agenda items; approve information sent to the Board of Directors; coordinate with the committee chairs regarding meeting agendas and informational requirements; have authority to call meetings of the independent directors; preside over meetings of the independent directors; preside over any portions of Board meetings ~~of the Board of Directors~~ at which the evaluation or compensation of the Chief Executive Officer is presented or discussed; preside over any portions of Board meetings ~~of the Board of Directors~~ at which the performance of the Board of Directors is presented or discussed; ~~and~~ serve as a liaison between the Chairman and the independent directors; coordinate the activities of the other independent directors; if requested by major stockholders of the corporation, ensure that he or she is available for consultation and direct communication with such stockholders; and perform such other duties as may be established or delegated by the independent directors from time to time~~the Chairman of the Board of Directors~~.

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